UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14A

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934

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GENCORP INC.
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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GENCORP INC.

P.O. Box 537012, Sacramento, California 95853-7012

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the Shareholders of   *March 2, 2004*
GenCorp Inc.:   *Sacramento, California*

The Annual Meeting of Shareholders of GENCORP INC. will be held at the Sheraton Grand Sacramento, 1230 J Street, Sacramento, California 95814, on March 31, 2004 at 9:00 a.m. local time to consider and act on the following matters:

1. Election of three Directors to serve a term of three years. (page 2)

2. Ratification of the Audit Committee's selection of Ernst & Young LLP as independent auditors to audit the books of account and other corporate records of the Company for fiscal year 2004. (page 25)

3. Such other matters as may properly come before the meeting or any adjournments thereof.

The Board of Directors has fixed the close of business on February 2, 2004 as the record date for the determination of shareholders entitled to notice of and to vote at the meeting.

Whether you own one share or hundreds of shares, your vote is important. Therefore, whether or not you expect to attend the meeting in person, you are urged to promptly vote via telephone or the Internet by following instructions on the enclosed proxy card or by signing, dating and returning the enclosed proxy card by mail. A return envelope, which requires no postage if mailed in the United States, is enclosed for the convenience of those who wish to vote by mail.

By Order of the Board of Directors,
GREGORY KELLAM SCOTT, *Secretary*

ANNUAL MEETING

of

GENCORP INC.

P.O. Box 537012, Sacramento, California 95853-7012

PROXY STATEMENT

March 2, 2004

This Proxy Statement is being mailed to shareholders beginning on or about March 2, 2004 in connection with the solicitation by GenCorp Inc. (GenCorp or the Company), on behalf of its Board of Directors, of proxies to be used at the Annual Meeting of Shareholders of the Company which is to be held on March 31, 2004 at the Sheraton Grand Sacramento, 1230 J Street, Sacramento, California 95814, at 9:00 a.m. local time, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders.

If the accompanying form of proxy is voted via telephone, the Internet or United States mail returned to the Company's transfer agent, The Bank of New York (the Bank), it will be voted, but it may be revoked by you at any time before it is voted. Shares in respect of which a proxy or other instruction is not received by the Bank prior to the meeting will not be voted. The presence of a shareholder at the meeting does not automatically revoke any proxy previously given. At any time before a vote is taken, a shareholder may revoke his or her proxy for that vote by giving notice to the Company in writing or at the meeting, without affecting any vote previously taken.

Any shares held for the account of a shareholder participating in the GenCorp dividend reinvestment program will be voted in accordance with the participant's instructions given via telephone or the Internet or set forth in the proxy returned by mail to the Bank in respect of the shares which the shareholder holds of record. If a proxy in respect of the shares which the shareholder holds of record is not voted via telephone or Internet or is not returned to the Bank, the shareholder's dividend reinvestment program shares will not be voted.

The Trustees for the Company's retirement savings plans, Fidelity Management Trust Company and Canadian Western Bank and Trust, will each vote any shares held for participants' accounts in accordance with the confidential voting instructions returned by the participants to the Trustees, c/o The Bank of New York. (Note: Shares held in the GenCorp Canada Retirement Savings Plan cannot be voted electronically.) If such confidential voting instructions are not returned, the participants' shares will be voted by Canadian Western Bank and Trust in accordance with the instructions of the Benefits Management Committee for the plans, and by Fidelity Management Trust Company in the same proportions as those shares that have been voted by participants.

A copy of the Company's 2003 Annual Report, including financial statements, is enclosed in the envelope with this Proxy Statement.

At the close of business on February 2, 2004, there were 44,245,969 outstanding shares of Common Stock and no outstanding shares of Cumulative Preference Stock of the Company. Holders of outstanding shares of Common Stock are entitled to one vote for each full share held on the February 2, 2004 record date.

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NOMINATION AND ELECTION OF DIRECTORS

The Company's Code of Regulations provides for a Board of not less than seven nor more than seventeen Directors, and authorizes the Board to determine from time to time the number of Directors within that range that will constitute the Board by the affirmative vote of a majority of the members then in office. The Board has set the number of Directors constituting the Board at nine effective as of the close of business on March 30, 2004. Additionally, the Company's Articles of Incorporation require that the Board of Directors be divided into three classes having staggered three-year terms.

The Board has set the number of Directors to be elected at this annual meeting at three. The Board of Directors has proposed the following nominees for election as Directors with terms expiring in March 2007: J. Robert Anderson, Terry L. Hall and Robert A. Wolfe.

Although Mr. T. Hall was previously elected to serve as a Director until March 2005, the Board has nominated Mr. T. Hall to stand for election at the Annual Meeting for a term expiring in March 2007. If Mr. T. Hall is not elected at the 2004 Annual Meeting to serve as a Director until March 2007, he will continue to serve as a Director until his current term expires in March 2005.

Each nominee elected as a Director will continue in office until his successor has been elected and qualified, or until his earlier death, resignation or retirement.

The Board of Directors unanimously recommends a vote FOR the election of these nominees as Directors.

Abstentions and non-votes are counted as present for purposes of determining whether a quorum is present at the meeting. Directors are elected by a plurality of the votes cast. Votes cast for a nominee will be counted in favor of election. Withheld votes and broker non-votes will not count either in favor of, or against, election of a nominee. It is the intention of the persons named in the accompanying form of proxy, unless authorization to do so is withheld, to vote for the election of the Board's three nominees. Proxies cannot be voted for a greater number of persons than the number of Directors set by the Board for election. If, prior to the meeting, a nominee becomes unable to serve as a Director for any reason, the proxyholders reserve the right to substitute another person of their choice in such nominee's place and stead. It is not anticipated that any nominee will be unavailable for election.

The Company has no provision for cumulative voting in the election of Directors. Holders of Common Stock are, therefore, entitled to cast one vote for each share held on the February 2, 2004 record date for up to three candidates for election as Director.

The information concerning Directors and Nominees set forth below is given as of December 31, 2003. Each nominee for election and each Director continuing in office has had the same principal occupation or employment during the past five years unless otherwise indicated.

Nominees for election at this meeting to three-year terms expiring in March 2007:

J. ROBERT ANDERSON
Director since 2001

Vice Chairman, Chief Financial Officer and member of the Board of Directors of the Grumman Corporation, Long Island, NY (aircraft and defense manufacturer) from 1991 until retirement in 1994. Active in various business, civic and philanthropic organizations. Director of Inter-Tel, Inc.,

Phoenix, AZ. Mr. Anderson currently serves as a member of the Corporate Governance and Environmental/Government Issues Committee and as a member of the Organization & Compensation Committee; Age 67.

TERRY L. HALL
Director since 2002

Chairman of the Board since December 2003; President and Chief Executive Officer of the Company since July 2002; formerly Senior Vice President and Chief Operating Officer of the Company from November 2001 to July 2002; Senior Vice President and Chief Financial Officer of the Company from July 2000 to November 2001; and Senior Vice President and Chief Financial Officer as well as Treasurer of the Company from October 1999 to July 2000. Also, on special assignment as Chief Financial Officer of Aerojet from May 1999 to October 1999. Previously, Senior Vice President and Chief Financial Officer of US Airways Group, Inc. during 1998; Chief Financial Officer of Apogee Enterprise Inc. from 1995 to 1997; Chief Financial Officer of Tyco International Ltd. from 1994 to 1995, Vice President and Treasurer of UAL Corp. from 1990 to 1993 and President/General Manager of Northwest Aircraft, Inc. from 1986 to 1990; Age 49.

ROBERT A. WOLFE
Director since 1999

Chairman of the Board from July 2002 until retirement in November 2003; formerly Chairman of the Board, President and Chief Executive Officer from October 1999 to July 2002; Vice President of the Company and President of Aerojet from September 1997 to October 1999. Previously Executive Vice President of the Pratt & Whitney Group, a division of United Technologies, during 1997; President of Pratt & Whitney Aircraft's Large Commercial Engines business from 1994 to 1997; and Senior Vice President of Pratt & Whitney's Commercial Engine Management for Latin and North America from 1992 to 1994. Mr. Wolfe currently serves as a member of the Finance Committee; Age 65.

Directors whose terms continue until March 2005:

JAMES J. DIDION
Director since 2002

Independent real estate investor and consultant (CRE). Previously Chairman of the Board of CB Richard Ellis, Inc. from 1987 until retirement in July 2001. Served as Chief Executive Officer from 1987 to 1999 and held various other management positions within CB Richard Ellis (formerly known as Coldwell Banker & Company) from 1962 to 1987. Mr. Didion currently serves as a member of the Finance Committee; Age 64.

WILLIAM K. HALL
Director since 1995

Chairman of Procyon Technologies, Inc., Chicago, IL (manufacturer of aerospace/defense products) since January 2004; formerly Chairman and Chief Executive Officer of Procyon from September 2000 until December 2003. Previously executive consultant and retired Chairman of Falcon Building Products, Inc., Chicago, IL (manufacturer of building products) from December 1999 until June 2000; formerly Chairman and Chief Executive Officer from 1997 to December 1999 and President and Chief Executive Officer from 1994 to 1997. Previously President and Chief Executive Officer of Eagle Industries, Inc., Chicago, IL (diversified manufacturing company)

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from 1988 to 1997. Director of A. M. Castle & Co., Franklin Park, IL; Great Plains Energy, Kansas City, KS; Actuant Corporation, Milwaukee, WI; and Woodhead Industries, Deerfield, IL. Mr. W. Hall currently serves as Chairman of the Organization & Compensation Committee and as a member of the Audit Committee; Age 60.

DR. SHEILA E. WIDNALL
Director since 1999

Institute Professor at the Massachusetts Institute of Technology since 1998 and a member and current Vice President of the National Academy of Engineering. Previously Secretary of the United States Air Force from August 1993 to October 1997. Dr. Widnall currently serves as a member of the Organization & Compensation Committee and as a member of the Corporate Governance and Environmental / Government Issues Committee; Age 65.

Directors whose terms continue until March 2006:

J. GARY COOPER
Director since 1998

Chairman and Chief Executive Officer of Commonwealth National Bank, Mobile, AL (a commercial bank) since January 1998. Previously, United States Ambassador to Jamaica from November 1994 to November 1997; Senior Vice President of David Volkert and Associates (engineering and architectural firm) from 1992 to 1994; Assistant Secretary of the United States Air Force for Manpower, Reserve Affairs, Installations and the Environment from 1989 to 1992. General Cooper served on active and reserve duty, United States Marine Corps until 1996. General Cooper is a Major General, United States Marine Corps Reserve. General Cooper serves on the board of directors of United States Steel Corporation, Protective Life Corporation and The PNC Financial Services Group, Inc. General Cooper currently serves as Chairman of the Corporate Governance and Environmental / Government Issues Committee; Age 67.

JAMES M. OSTERHOFF
Director since 1990

Executive Vice President and Chief Financial Officer of US WEST Inc., Englewood, CO (communications company) from 1991 until retirement in 1995. Previously, Vice President, Chief Financial Officer of Digital Equipment Corporation, Maynard, MA (computer systems, software and services company). Mr. Osterhoff currently serves as Chairman of the Audit Committee and as a member of the Finance Committee; Age 67.

STEVEN G. ROTHMEIER
Director since 2000

Chairman and Chief Executive Officer of Great Northern Capital, St. Paul, MN (an investment management, consulting and merchant banking firm) since 1993. Director of Department 56, Inc., Eden Prairie, MN; Precision Castparts, Inc., Portland, OR; and Waste Management, Inc., Houston, TX. Mr. Rothmeier currently serves as a member of each of the Audit Committee, Finance Committee and the Organization & Compensation Committee; Age 57.

HOLDINGS OF SHARES OF THE COMPANY'S CAPITAL STOCK

Security Ownership of Management

The following table lists share ownership of the Company's Common Stock as of February 5, 2004, by Directors and the named executive officers listed in the Summary Compensation Table, as well as the number of shares beneficially owned by all our Directors and executive officers as a group, except as noted in footnote 3 below. Unless otherwise indicated, share ownership is direct.

Beneficial Owner	Amount of Beneficial Ownership[1][2]	Percent of Class
J. Robert Anderson	14,329	—
J. Gary Cooper	2,954	—
James J. Didion	11,662	—
Irving Gutin	14,647	—
William K. Hall	18,219[3]	—
James M. Osterhoff	19,243[3]	—
Steven G. Rothmeier	16,579	—
Sheila E. Widnall	14,647	—
Terry L. Hall	437,924	—
Robert A. Wolfe	716,993	1.61
Michael F. Martin	175,631	—
Yasmin R. Seyal	104,909	—
William A. Purdy, Jr.	69,209	—
All Directors and executive officers as a group (20 persons)	1,961,332	4.40

[1] Includes shares subject to stock options which may be exercised within 60 days of February 5, 2004 as follows: Mr. Anderson, 12,329 shares; Mr. Didion, 10,162 shares; Mr. Gutin, 12,329 shares; Mr. W. Hall, 12,329 shares; Mr. Osterhoff, 12,329 shares; Mr. Rothmeier, 12,329 shares; Dr. Widnall, 12,329 shares; Mr. T. Hall, 207,984 shares; Mr. Wolfe, 515,931 shares; Mr. Martin, 110,037 shares; Ms. Seyal, 34,891 shares; Mr. Purdy, 30,667 shares, and all executive officers and Directors as a group, 1,164,624 shares. Mr. Cooper does not hold options exercisable within 60 days of February 5, 2004.

[2] Includes the approximate number of shares credited to the executive officer's account as of January 29, 2004 under the GenCorp Retirement Savings Plan and restricted shares granted to the executive officers and Directors under the GenCorp Inc. 1999 Equity and Performance Incentive Plan.

[3] Shares held indirectly through the William K. Hall trust and the James M. Osterhoff Trust, respectively.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our Directors and executive officers to file reports of holdings and transactions in GenCorp shares with the Securities & Exchange Commission (SEC). Based solely upon a review of reports of ownership, reports of changes of ownership and written representations under Section 16(a) of the Securities Exchange Act of 1934 which were furnished to the Company during or with respect to fiscal year (FY) 2003 by persons who were, at any time during FY2003, Directors or executive officers of the Company or beneficial owners of more than 10% of the outstanding shares of Common Stock, no such person failed to file on a timely basis any report required by such section during FY2003, except as described below:

- In February 2003, Robert A. Wolfe, the Company's then Chairman of the Board, forfeited to the Company 40,500 shares of restricted shares after the Company failed to achieve certain FY2002 growth targets. As a consequence of an administrative error, the Form 5 reporting this forfeiture was filed late.

- In September 2003, Dr. Joseph Carleone, the Company's Vice President and President of Aerojet Fine Chemicals LLC, exercised options for 1,500 shares of GenCorp stock. As a consequence of an administrative error, the Form 4 reporting this exercise was filed late.

Security Ownership of Certain Beneficial Owners

The following table lists the only persons believed by the Company to be the beneficial owners of more than five percent of the 44,336,400 shares of the Company's Common Stock outstanding as of February 19, 2004. The dates applicable to the shares beneficially owned are set forth in the footnotes below.

Beneficial Owner	Shares Beneficially Owned	Percent of Class
Gabelli Asset Management Inc. One Corporate Center Rye, NY 10580	7,887,557	17.79%[1]
GenCorp Employee Savings Plans c/o Fidelity Management Trust Company 82 Devonshire Street Boston, MA 02109	4,922,139	11.10%[2]
Steel Partners II, L.P. 150 East 52nd Street 21st Floor New York, NY 10022	3,677,800	8.30%[3]
Dimensional Fund Advisors Inc. 1299 Ocean Avenue 11th Floor Santa Monica, CA 90401	3,146,300	7.10%[4]

[1] Mario J. Gabelli, through and shared with various entities affiliated with Gabelli Asset Management Inc. (including Gabelli Funds, LLC, and GAMCO Investors, Inc.), has sole investment discretion with respect to all shares, sole voting discretion with respect to 7,574,057 shares, and no voting discretion with respect to 313,500 shares. The foregoing data reflects actual share ownership and does not include 248,096 shares of Common Stock which the reporting person could acquire upon conversion of GenCorp Convertible Notes. Giving effect to such conversion, the reporting person would beneficially own 8,135,653 shares (18.35%), would have sole investment discretion with respect to all such shares, voting discretion with respect to 7,822,153 shares and no voting discretion with respect to 313,500 shares. All of the foregoing information is according to Amendment No. 36 to Schedule 13D dated June 24, 2003 as filed with the SEC.

[2] Shares held at February 19, 2004 by Fidelity Management Trust Company, the Trustee for the GenCorp Retirement Savings Plan and the Aerojet Fine Chemicals LLC Retirement Savings Plan. Shares are voted by the Trustee in accordance with instructions of the participating employees to whose accounts such shares are allocated, except that shares for which no employee instructions are received and shares

held for the plans which have not been allocated to participants' accounts are voted by the Trustee in the same proportions as those shares which have been voted by participants.

[3] Steel Partners II, L.P. reported that it had sole voting power and sole dispositive power with respect to all shares in Schedule 13D dated January 21, 2004 and filed with the SEC.

[4] Dimensional Fund Advisors Inc. reported that it has sole voting power and sole dispositive power with respect to all shares in Schedule 13G dated February 6, 2004 and filed with the SEC.

BOARD OF DIRECTORS MEETINGS AND COMMITTEES

Meetings of the Board

The Company's Board of Directors held eight meetings during FY2003, one of which was a special meeting. With the exception of Mr. Gutin, all of our Directors attended at least 75% of the regularly scheduled and special meetings of the Board and Board committees on which they served in FY2003. It is the Board's policy that all Directors should attend the annual meeting of shareholders. All of the Directors attended the Company's Annual Meeting of Shareholders in March 2003.

The Board has determined that to be considered independent, a Director may not have a direct or indirect material relationship with the Company. A material relationship is one which impairs or inhibits — or has the potential to impair or inhibit — a Director's exercise of critical and disinterested judgment on behalf of the Company and its stockholders. In making its assessment of independence, the Board considers any and all material relationships not merely from the standpoint of the Director, but also from that of persons or organizations with which the Director has or has had an affiliation or those relationships which may be material, including commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others. The Board also considers whether a Director is a former employee of the Company within the last five years. The Board consults with the Company's counsel to ensure that the Board's determinations are consistent with all relevant securities and other laws and regulations regarding the definition of ''independent Director,'' including those set forth in pertinent listing standards of the New York Stock Exchange (NYSE) as in effect from time to time. Consistent with these considerations, the Board affirmatively has determined that Directors J. Robert Anderson, J. Gary Cooper, Irving Gutin, William K. Hall, James M. Osterhoff, Steven G.

Rothmeier and Dr. Sheila E. Widnall are independent Directors.

The Board maintains four standing committees: Audit; Organization & Compensation; Finance; and Corporate Governance and Environmental/Government Issues. Except for the Finance Committee, all committees are composed entirely of independent Directors. Assignments to and chairs of the committees are recommended by the Corporate Governance and Environmental/Government Issues Committee and selected by the Board. All committees report on their activities to the Board. Information about each of such committees is set forth below.

Non-employee Directors meet in executive session as part of each regularly scheduled Board meeting, and a non-employee Director chosen on a rotating basis in alphabetical order presides at such executive sessions. For calendar year 2004, the following non-employee Directors will chair executive sessions of the Board, which will follow each meeting: J. Robert Anderson, J. Gary Cooper, James J. Didion, William K. Hall, James M. Osterhoff, Steven G. Rothmeier and Dr. Sheila E. Widnall.

Shareholders may communicate with non-employee Directors by mail addressed to: Non-employee Directors, Chairman of the Corporate Governance and Environmental/Government Issues Committee, c/o Secretary, GenCorp Inc., P.O. Box 537012, Sacramento, California 95853-7012.

Audit Committee

The Audit Committee reviews and evaluates the scope of the audits to be performed by, the adequacy of services performed by, and the fees and compensation of, the independent auditors. The Audit Committee also reviews the Company's audited financial statements with management and with the Company's independent auditors and recommends to the Board of Directors to include the audited financial statements in the Annual Report on Form 10-K; approves in advance all audit and permitted non-audit services to be provided by the independent auditors; reviews and considers matters which may have a bearing upon continuing auditor independence; prepares the report of the Audit Committee to be included in the Company's annual proxy statement; appoints the independent auditors to examine the consolidated financial statements of the Company for the next year, subject to ratification by the shareholders; reviews and evaluates the scope and appropriateness of the Company's internal audit function, plans and system of internal controls; reviews and evaluates the appropriateness of the Company's selection or application of accounting principles and practices and financial reporting; and receives periodic reports from the internal audit and law departments on a number of matters.

The Audit Committee consists of three or more non-employee Directors who are independent of management, free of any relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment, and who otherwise satisfy the independence requirements of the NYSE and regulations of the SEC. The Board affirmatively determined at its February 2004 meeting that all current members of the Audit Committee are independent of management and are financially literate. The Board also affirmatively determined that Messrs. Osterhoff and Rothmeier are Audit Committee financial experts as defined by the SEC. The Audit Committee has, and may exercise, the powers of the Board in management of the business and affairs of the Company in accordance with delegated duties and functions set forth in the Audit Committee Charter. The complete text of the Audit Committee Charter is posted on the Company's web site at *www.GenCorp.com*. The complete text of the current Audit Committee Charter is also attached as Appendix A to this Proxy Statement. Thirteen meetings were held during FY2003. Current members of the Audit Committee are: James M. Osterhoff, Chairman, William K. Hall and Steven G. Rothmeier, all of whom are independent non-employee Directors. The Report of the Audit Committee for FY2003 appears on page 24.

Organization & Compensation Committee

The Organization & Compensation Committee (the Compensation Committee) advises and recommends to the independent Directors the total compensation of the Chairman of the Board, President and Chief Executive Officer. In addition, the Compensation Committee, with the counsel of the Chief Executive Officer, considers and establishes base pay and incentive bonuses for the other executive officers of the Company. The base pay and incentive bonuses of the executives of the Company are subject to ratification by the Board.

The Compensation Committee also administers the Company's deferred compensation plan and the GenCorp 1999 Equity and Performance Incentive Plan, which is utilized to provide long term incentives for Directors and executives in the form of grants of stock options and/or restricted stock.

The Compensation Committee periodically reviews the organization of the Company and its management, including major changes in the organization of the Company and the responsibility of management as proposed by the Chief Executive Officer; monitors executive development and succession planning; reviews the effectiveness and performance of senior management and makes recommendations to the Board concerning the appointment and removal of officers; periodically reviews the compensation philosophy, policies and practices of the Company and makes recommendations to the Board concerning major changes, as appropriate; annually reviews changes in the Company's employee benefit, savings and retirement plans and

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reports thereon to the Board; and approves, and in some cases recommends to the Board of Directors for approval, the compensation of employee-Directors, officers, and executives of the Company. The Compensation Committee operates under a charter approved by the Board. The complete text of the current Organization & Compensation Committee Charter is posted on the Company's web site at *www.GenCorp.com*. Five meetings were held during the FY2003. Current members of the Compensation Committee are: William K. Hall, Chairman, J. Robert Anderson, Steven G. Rothmeier and Dr. Sheila E. Widnall, all of whom are independent non-employee Directors.

Finance Committee

The Finance Committee makes recommendations to the Board in regard to planning of the Company with respect to its capital structure and raising of its long-term capital and with regard to dividend action of the Company. The Finance Committee also reviews the performance and management of the Company's employee benefit funds, and makes recommendations to the Board in regard to contributions to any Company pension, profit sharing, retirement or savings plan, or any proposed changes in the funding method, interest assumption or in amortization of liabilities in connection with funding any such plan. The Finance Committee operates under a charter approved by the Board. The complete text of the current Finance Committee Charter is posted on the Company's web site at *www.GenCorp.com*. Five meetings were held during FY2003. Current members of the Finance Committee are: Irving Gutin, Chairman, James J. Didion, James M. Osterhoff, Steven G. Rothmeier and Robert A. Wolfe.

Corporate Governance and Environmental / Government Issues Committee

The Corporate Governance and Environmental / Government Issues Committee (the

Corporate Governance Committee) periodically reviews and makes recommendations to the Board concerning the criteria for selection and retention of Directors, the composition of the Board, structure and function of Board committees, the retirement policy and compensation and benefits of Directors. The Corporate Governance Committee also assists in identifying and recommends to the Board qualified candidates to serve as Directors of the Company and considers and makes recommendations to the Board concerning Director nominations submitted by shareholders. In seeking qualified candidates, the Corporate Governance Committee obtains referrals from Directors and business and community leaders. The Corporate Governance Committee also may retain the services of a consultant to assist in identifying candidates. As provided in its charter, the Corporate Governance Committee will consider nominations submitted by shareholders. The Corporate Governance Committee seeks to create a Board that is, as a whole, strong in its collective knowledge of and diversity of skills and experience and background with respect to accounting and finance, management and leadership, business judgment, industry knowledge and corporate governance. When the Corporate Governance Committee reviews a potential new candidate, it looks specifically at the candidate's qualifications in light of the needs of the Board and the Company at that time, given the then current mix of Director attributes. The Company also requires that a majority of Directors be independent in accordance with the NYSE definition of independence. To recommend a nominee, a shareholder should write to Chairman of the Corporate Governance and Environmental / Government Issues Committee, c/o Secretary, GenCorp Inc., P.O. Box 537012, Sacramento, California 95853-7012.

Any such recommendation must include:

- the name and address of the candidate;

- a brief biographical description, including his or her occupation for at least the last five years, and a statement of the qualifications of the candidate, taking into account the qualification requirements set forth above; and

- the candidate's signed consent to serve as a Director if elected and to be named in the proxy statement.

Such nominations must be received by the Chairman of the Corporate Governance Committee of GenCorp no later than the December 1 immediately preceding the date of the annual meeting at which the nominee is to be considered for election. Since the date of the Company's 2003 Proxy Statement, there have been no material changes to the procedures by which shareholders of the Company may recommend nominees to the Company's Board of Directors.

The Corporate Governance Committee also periodically reviews and advises the Board regarding significant matters of public policy, including proposed actions by foreign and domestic governments which may significantly affect the Company; reviews and advises the

Board regarding adoption or amendment of major Company policies and programs relating to matters of public policy; monitors the proposed adoption or amendment of significant environmental legislation and regulations and advises the Board regarding the impact such proposals may have upon the Company and, where appropriate, the nature of the Company's response thereto; periodically reviews and advises the Board regarding the status of the Company's various compliance programs and the adequacy of such programs, including the status of its environmental policies and performance under its environmental compliance programs; and periodically reviews and reports to the Board regarding the status of, and estimated liabilities for, environmental remediation. The Corporate Governance Committee operates under a charter approved by the Board. The complete text of the current Corporate Governance Committee Charter is posted on the Company's web site at *www.GenCorp.com*. Four meetings were held during FY2003. Current members of the Corporate Governance Committee are: J. Gary Cooper, Chairman, J. Robert Anderson, Irving Gutin and Dr. Sheila E. Widnall, all of whom are independent non-employee Directors.

COMPENSATION OF EXECUTIVE OFFICERS
SUMMARY COMPENSATION TABLE

| | | Annual Compensation | | | Long Term Compensation | | | |
| | | | | | Awards | | Payouts | |
Name and Current Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards[10] ($)	Securities Underlying Options/ SARS[11] (#)	LTIP Payouts ($)[12][13]	All Other Compensation[17] ($)
Terry L. Hall[1]	2003	526,634	618,750	*	-0-	100,000	350,007	23,569
Chairman of the Board,	2002	433,175	-0-	*	-0-	70,000	-0-	19,363
President and	2001	400,000	-0-	12,817[2]	-0-	45,000	-0-	30,600
Chief Executive Officer								
Robert A. Wolfe	2003	557,620[3]	661,500	*	-0-	-0-	-0-	26,028
Chairman of the Board	2002	540,000	-0-	*	-0-	-0-	1,316,890[14]	24,092
until November 30, 2003	2001	540,000	-0-	200,000[4]	-0-	150,000	-0-	53,433
Michael F. Martin	2003	275,004	275,000	1,810[5]	-0-	18,000	42,000	23,387
Vice President and President,	2002	275,004	245,000	12,973[6]	-0-	15,000	-0-	24,457
Aerojet-General Corporation	2001	275,000	275,000	10,000[7]	184,500[15]	45,000	-0-	14,910
Yasmin R. Seyal	2003	270,654	252,000	117[5]	139,140[16]	36,000	63,000	12,128
Senior Vice President and	2002	221,256	-0-	79[5]	-0-	20,000	-0-	15,962
Chief Financial Officer	2001	170,959	-0-	*	-0-	10,000	-0-	7,542
William A. Purdy, Jr.	2003	275,004	245,000	97[5]	-0-	12,000	21,000	18,563
Vice President and	2002	206,253	187,500[8]	55,425[9]	272,800[18]	40,000	-0-	6,936
President, Real Estate	2001	—	—	—	—	—	—	—

* Does not exceed the reporting thresholds for perquisites and other personal benefits.

[1] Prior to December 1, 2003, Mr. T. Hall served as President and Chief Executive Officer.

[2] Reimbursement for taxes payable in connection with certain relocation expenses.

[3] Includes $540,000 for base salary and $17,620 for accrued vacation.

[4] Payment pursuant to Key Employee Retention Agreement described on page 19.

[5] Reimbursement for taxes payable in connection with gross-up of certain travel expenses. Such executives did not have perquisites and other personal benefits in excess of reporting thresholds for these years.

[6] Reimbursement of $2,973 for taxes payable in connection with gross-up of certain travel expenses and cash allowance in lieu of Company-provided automobile.

[7] Cash allowance in lieu of a Company-provided automobile.

[8] Includes $137,500 for annual incentive bonus and $50,000 for one time sign-on bonus.

[9] Includes $48,252 for relocation expense and $7,173 for reimbursement of taxes payable in connection with the relocation.

[10] Non-performance-based restricted stock awards. For performance-based see ''Long Term Incentive Plans — Awards in Last Fiscal Year'' table on page 15.

[11] Shares of GenCorp common stock underlying options granted pursuant to the GenCorp Inc. 1999 Equity and Performance Incentive Plan.

[12] For FY2002 and FY2001 no restricted shares granted under the GenCorp Inc. 1999 Equity and Performance Incentive Plan vested because performance goals were not met. As a result, a total of 13,700 shares for FY2002 and 48,725 shares for FY2001 were forfeited by named executive officers and returned to such plan. For FY2003 no restricted shares with grant dates of February 5, 2000 or January 16, 2001, granted under the GenCorp Inc. 1999 Equity and Performance Incentive Plan, vested because performance goals were not met. As a result, a total of 18,600 shares were forfeited by named executive officers and returned to such plan.

12

[13] Includes the value of restricted shares granted under the GenCorp Inc. 1999 Equity and Performance Incentive Plan that vested as a result of the Company's achieving certain growth targets in FY2003 as follows: Mr. T. Hall 33,334 shares; Mr. Martin 4,000 shares, Ms. Seyal 6,000 shares and Mr. Purdy 2,000 shares. Amounts included in the table are based upon the NYSE closing price of GenCorp Common Stock of $10.50 per share on the February 5, 2004 vesting date.

[14] Pursuant to Mr. Wolfe's Modified Employment Retention Agreement, a description of which begins on page 17, 119,500 restricted shares previously granted were vested as of July 31, 2002.

[15] Represents restricted shares granted to Mr. Martin at the time of his promotion to Vice President and President, Aerojet-General Corporation. Fifteen thousand (15,000) shares were granted as of November 14, 2001 at a market price of $12.30. Dividends on these shares are paid during the restrictive period. The market value of these shares on November 30, 2003 was $150,150.

[16] Represents restricted shares granted to Ms. Seyal. Eighteen thousand (18,000) shares were granted as of February 5, 2003 at a market price of $7.73 and such shares vest pro rata over a 3-year time period. Dividends on these shares are paid during the restrictive period. The market value of these shares on November 30, 2003 was $180,180.

[17] Company contributions credited to the executive's account in the Retirement Savings Plan and, where applicable, the amount credited to the executive's account in the GenCorp Benefits Restoration Plan, a nonfunded plan which restores to the individual's account amounts otherwise excluded due to limitations imposed by the Internal Revenue Code on contributions and includable compensation under qualified plans.

[18] Represents restricted shares granted to Mr. Purdy at the time of his hire as Vice President and President, Real Estate. Twenty thousand (20,000) shares were granted as of March 15, 2002 at a market price of $13.64. Dividends on these shares are paid during the restrictive period. The market value of these shares on November 30, 2003 was $200,200.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation For Option Term (ten years)[3][4]	
Name	Number of Securities Underlying Options/SARS Granted (#)[1]	Percent of Total Options/SARS Granted to Employees in Fiscal Year	Exercise or Base Price ($/Share)[2]	Expiration Date	5%($)	10%($)
Terry L. Hall	100,000	23.41%	7.73	2-05-2013	486,136	1,231,963
Robert A. Wolfe[5]	—	—	—	—	—	—
Michael F. Martin...........	18,000	4.21%	7.73	2-05-2013	87,504	221,753
Yasmin R. Seyal	36,000	8.43%	7.73	2-05-2013	175,009	443,507
William A. Purdy, Jr.	12,000	2.81%	7.73	2-05-2013	58,336	147,836

[1] Non-qualified stock options granted pursuant to the GenCorp Inc. 1999 Equity and Performance Incentive Plan for the number of shares of GenCorp common stock indicated. No stock appreciation rights were granted in FY2003. Options become exercisable in 33⅓% increments on the first, second and third anniversaries of the grant.

[2] Exercise price equals the closing market price on the NYSE of GenCorp common stock on the date of grant.

[3] The 5% and 10% appreciation over 10 years option valuation methods assumes a stock price of $12.59 and $20.05, respectively, at February 5, 2013.

[4] The potential realizable values are shown in the table in conformity with SEC regulations, and are not intended to forecast possible future appreciation. The Company is not aware of any formula which will predict with reasonable accuracy the future appreciation of equity securities. No benefit can be realized by optionees without an appreciation in stock price, which will benefit all shareholders commensurately.

[5] Mr. Wolfe did not receive an award in FY2003 due to his scheduled retirement on November 30, 2003.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION/SAR VALUES

Name	Shares Acquired on Exercise(#)	Value Realized($)	Number of Securities Underlying Unexercised Options/SARs at Fiscal Year End(#)[1]		Value of Unexercised In-the-Money Options/SARs at Fiscal Year End($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Terry L. Hall...................	0	0	159,650	161,666	76,100	234,400
Robert A. Wolfe	0	0	515,931	0	75,691	0
Michael F. Martin	0	0	95,704	43,000	52,082	41,040
Yasmin R. Seyal	0	0	19,558	52,666	0	82,080
William A. Purdy, Jr.	0	0	13,334	38,666	0	27,360

[1] No SARs have been issued under the Plan.

LONG-TERM INCENTIVE PLANS — AWARDS IN LAST FISCAL YEAR

Name	Number of Shares, Units or Other Rights	Performance or Other Period Until Maturation or Payout (Years)	Estimated Future Payouts		
			First Year # Shares[1]	Second Year # Shares[1]	Third Year # Shares[1]
Terry L. Hall	100,000	3 years	33,334	33,333	33,333
Robert A. Wolfe[2]	—	—	—	—	—
Michael F. Martin	12,000	3 years	4,000	4,000	4,000
Yasmin R. Seyal...........	18,000	3 years	6,000	6,000	6,000
William A. Purdy, Jr.	6,000	3 years	2,000	2,000	2,000

[1] Performance-based restricted stock awards. Indicates FY2003 awards under the GenCorp 1999 Equity and Performance Incentive Plan. Restricted shares granted in FY2003 will become nonforfeitable over a three-year period beginning on the first, second and third anniversaries of the date of grant. For non-performance-based restricted stock awards, see the Summary Compensation Table on page 12.

[2] Mr. Wolfe did not receive an award in FY2003 due to his scheduled retirement.

PENSION BENEFITS

GenCorp's salaried pension plans include several formulas for the determination of benefits, and require that the formula providing the highest benefit be utilized to determine an individual employee's actual benefit. Benefits for Messrs. T. Hall and Purdy have been determined pursuant to the plan's career average formula. The benefit for Mr. Wolfe has been determined pursuant to his Modified Retention Agreement discussed below. Benefits for Mr. Martin and Ms. Seyal have been determined pursuant to the formula which utilizes five-year average compensation for years of service prior to December 2004 and a career average formula for service thereafter. Estimated benefits are shown below because the required calculations do not lend themselves to a typical pension plan table where benefits can be determined by the reader solely upon the basis of years of service and final compensation.

Name	Approximate Years of Credited Service at Anticipated Retirement[1]	Estimated Annual Benefits Payable at Anticipated Retirement[1]
Terry L. Hall	20	$212,646
Robert A. Wolfe[2]	16	248,860
Michael F. Martin	30	247,031
Yasmin R. Seyal	33	149,077
William A. Purdy, Jr.	8	61,404

[1] Retirement benefits for Messrs. T. Hall and Purdy and Ms. Seyal were calculated pursuant to the terms of the GenCorp Consolidated Pension Plan (GenCorp Pension Plan). Mr. Wolfe's retirement benefit was calculated pursuant to the GenCorp Pension Plan and the supplemental pension provisions of his Modified Employment Retention Agreement described on page 17. There is no offset for Social Security payments. Retirement benefits shown in the table for Mr. Martin were calculated pursuant to the terms of the Aerojet-General Corporation Consolidated Pension Plan (Aerojet Pension Plan).

The benefits shown are estimates and have not been adjusted for any survivor option. Estimated benefits for Messrs. T. Hall, Martin and Purdy and Ms. Seyal are based upon the assumption that the executive will remain an employee until age 65, that the pension plan under which the estimated benefit is calculated will remain unchanged, and that compensation is assumed to continue until retirement at a rate equal to salary and bonus paid during FY2003. The benefit for Mr. Wolfe is based on compensation prior to his retirement on November 30, 2003. Years of credited service shown for Mr. Wolfe include ten additional years in accordance with his Modified Employment Retention Agreement described in Footnote 2 below and on page 17.

The benefits for Mr. Martin and Ms. Seyal have been determined by a formula which provides for a benefit (A) for years of service prior to December 1, 2004 of: (1) 1.125% of five-year average compensation up to the Average Social Security Wage Base (ASSWB) plus 1.5% of average compensation in excess of the ASSWB multiplied by the total of such years of service up to 35 years, and (2) 1.5% of average compensation multiplied by the total years of service in excess of 35 years; and (B) for each year of service after December 1, 2004 (1) prior to attainment of 35 years of service, 1.625% of annual compensation up to the ASSWB plus 2.0% of annual compensation in excess of the ASSWB, and (2) after attainment of 35 years of service, 2.0% of annual compensation. The benefits for Messrs. Wolfe, T. Hall, and Purdy have been determined pursuant to the same formula described in part (B) above. The published ASSWB applicable to the plan year ending November 30, 2004 is $41,400.

The benefits shown in the table have not been reduced to reflect the limitation on includable compensation or the overall benefit limitation imposed on pension plans qualified under Section 401(a) of the Code, since the amount of any of these reductions will be restored to the individual pursuant to the terms of the GenCorp Benefits Restoration Plan, a nonfunded plan with benefits payable out of the general assets of GenCorp.

[2] Retirement benefits for Mr. Wolfe were determined under his Modified Employment Retention Agreement by adding ten years to actual benefit service determined under the GenCorp Pension Plan and applying the benefit formulas of that plan. Benefit amounts determined under the Modified Employment Retention Agreement will be paid out of Company funds and will be offset by benefits accrued under the GenCorp Pension Plan and the GenCorp Benefits Restoration Plan. See page 17 for the principal terms of Mr. Wolfe's Modified Employment Retention Agreement.

Compensation of Directors

During FY2003, non-employee Directors received compensation of $44,000 per year plus $4,000 for each Committee membership. A non-employee Director who serves as Chairman of a Committee of the Board also received an additional annual fee of $8,000 in consideration of such service.

Non-employee Directors annually may elect to defer all or a percentage of their compensation, including Committee fees, pursuant to a deferred compensation plan for non-employee Directors. The plan is unfunded, and deferred amounts are credited, at the election of the Director, with phantom shares in a GenCorp stock fund, a Standard & Poor's 500 index fund, or a cash deposit program. Deferred amounts and earnings thereon are payable after termination of Board service in either a lump sum or installments as elected by the Director.

Each non-employee Director elected to the Board prior to January 2002 is eligible to participate in the Company's Retirement Plan for Non-employee Directors. Under that plan, each non-employee Director who terminates his or her service on the Board after at least sixty months of service will receive an annual retirement benefit equal to the retainer in effect on the date such Director's service terminates, payable in monthly installments, until the number of monthly payments made equals the lesser of (a) the individual's months of service as a Director, and (b) 120 monthly payments. In the event of death prior to payment of the applicable number of installments, the aggregate amount of unpaid monthly installments will be paid, in a lump sum, to the retired Director's surviving spouse or other designated beneficiary, if any, or to the retired Director's estate.

Non-employee Directors elected to the Board effective on or after January 1, 2002 are not eligible to participate in the Retirement Plan for Non-employee Directors but instead, receive an annual nonqualified stock option grant valued at $30,000 by the Black-Scholes method. Such stock options are subject to vesting 50% after six months from the date of grant with the remaining 50% one year from date of grant, and such options have a 10 year term.

Non-employee Directors serving on the Board prior to January 2002 may continue participating in the retirement plan for non-employee Directors at the 2001 benefit level, or may elect to freeze the retirement benefit already accrued under the retirement plan for non-employee Directors and receive the annual stock option grant, as described above, in respect of future service on the Board. As of November 30, 2003, all non-employee Directors except J. Gary Cooper had elected to freeze accrued retirement benefits and receive the annual stock option grant as described above.

Non-employee Directors of the Company also are eligible to receive restricted stock awards under the GenCorp 1999 Equity and Performance Incentive Plan. Provided that the grantee remains in continuous service as a Director of the Company, the restricted shares vest and become nonforfeitable on the third anniversary of the grant. In FY2003,

each non-employee Director received a grant of 500 restricted shares of GenCorp common stock which will vest on the third anniversary of the grant if the Director remains in service until such date. All shares may be voted, but ownership may not be transferred until service on the Board terminates. Unless otherwise approved by the Board, unvested shares will be forfeited in the event of a voluntary resignation or refusal to stand for reelection, but vesting will be accelerated upon the occurrence of a change in control or announcement of a tender or exchange offer which would result in a person holding beneficial ownership of 30% or more of the outstanding GenCorp common stock.

Directors who are also employees of the Company are not compensated separately for serving on the Board and are not paid a retainer or additional compensation for attendance at Board or committee meetings.

Under the Board's retirement policy, a Director's term of office normally expires at the annual meeting following his or her seventieth birthday regardless of the term of the class for which such Director was last elected. Under special circumstances, however, the Board may waive immediate compliance and request that a Director postpone his or her retirement until a subsequent date. Director Irving Gutin turned 70 in April 2002. At a meeting on February 5, 2003, the Board extended Mr. Gutin's service as a Director until the 2004 Annual Meeting, when his current term expires.

Employment Contracts and Termination of Employment and Change of Control Arrangements

Pursuant to the terms of Mr. Wolfe's July 26, 2002 Modified Employment Retention Agreement, Mr. Wolfe received (A) vesting of 119,500 restricted shares as of July 31, 2002; (B) vesting upon his retirement on November 30, 2003 of 50,000 unexercised GenCorp stock options, which will remain exercisable for the terms of the original grants; and (C) continued eligibility for bonuses earned during any fiscal year prior to his retirement. For FY2003, Mr. Wolfe received an incentive bonus in the amount of $661,500. Based upon his retirement as of November 30, 2003, Mr. Wolfe or his designated beneficiary is entitled to receive an annual retirement benefit in the amount of $248,860, which consists of: (i) $21,227 as a life annuity out of the qualified plan assets of the Aerojet and GenCorp Pension Plans, (ii) $66,504 as an annuity out of Company funds under the GenCorp Benefit Restoration Plan, and (iii) $161,129 pursuant to the Modified Employment Retention Agreement, converted to five actuarially equivalent annual installments paid out of Company funds, commencing in 2004.

Pursuant to authorization by the Board of Directors, GenCorp has entered into severance agreements with ten elected officers. The severance agreements provide for a severance payment in an amount equal to the officer's base salary plus bonus multiplied by a factor of 3 in the case of the Chairman of the Board, Chief Executive Officer or a Senior Vice President, or by a factor of 2 for other covered officers, if within three years after a change-in-control, the officer's employment is terminated in a manner within the scope of the agreement. Covered termination includes termination by: (1) GenCorp, for any reason other than death, disability or cause, or (2) the officer, following the occurrence of one or more of the following events: (i) failure to elect, reelect or maintain the executive in office or substantially equivalent office, (ii) a significant adverse change in the nature or scope of authority or duties or reduction base pay, incentive opportunity or employee benefits, (iii) change in circumstances following a change-in-control, including, without limitation, a change in scope of business or activities for which the executive was responsible prior to the change-in-control, (iv) liquidation, dissolution, merger, consolidation, reorganization or transfer of

substantially all of the business or assets of the Company, (v) relocation of principal work location in excess of 30 miles, or (vi) any material breach of the agreement. For purposes of such severance agreements, base salary is the annual salary in effect immediately prior to the change-in-control, and the bonus amount shall be the greater of (1) the average of the annual bonuses earned by the executive during the three immediately preceding fiscal years, and (2) 75% of the executive's maximum bonus opportunity under the Company's Annual Incentive Compensation Plan for the fiscal year in which the change-in-control occurs. A change-in-control will occur if: (a) substantially all of the Company's assets are sold, or the Company is merged into, another entity, with the result that less than 51% of the voting shares are held by persons who were shareholders prior to the transaction, (b) a report is filed with the SEC that an entity other than the Company, a subsidiary or benefit plan of the Company has become beneficial owner of 20% or more of the voting power, (c) the individuals who, at the beginning of two preceding calendar years, constituted the Board of Directors, cease to constitute a majority thereof, unless nomination of each new Director was approved by at least two-thirds of those who were Directors at the beginning of the period, or (d) the Board determines that a particular transaction will result in a change-in-control and is in the best interests of the Company and its shareholders. The agreements also provide for continuation of health and life benefits for 36 or 24 months, as applicable, vesting of accrued retirement benefits, payment of the amount required to cover excise taxes, if any, financial counseling, outplacement, and accounting fees and costs of legal representation if required to enforce the agreement. The severance agreements renew annually unless not later than September 30 of the preceding year, the Company or the executive gives notice that the term will not be extended. All named executive officers are covered by a severance agreement.

In anticipation of the October 1, 1999 spin-off of OMNOVA Solutions Inc. from GenCorp, GenCorp adopted the 1999 Key Employee Retention Plan which provided for payment of up to two annual cash retention payments to eligible employees who satisfactorily continued their employment with GenCorp, attained specific performance objectives (including completion of the spin-off) and met all plan requirements. Mr. Wolfe received a Key Employee Retention Letter Agreement providing for retention payments of $200,000 in each of FY2000 and FY2001. The other named executive officers did not receive Retention Agreements.

During FY2001, GenCorp amended the GenCorp Consolidated Pension Plan to provide that, upon the occurrence of a change-in-control of the Company (as defined in executive severance agreements described on page 18), an additional five years will be added to age, vesting service and credited service in calculating pension benefits for any participant who is a Corporate Headquarters employee.

Indebtedness of Management

During FY2003 Mr. T. Hall, the Company's Chairman of the Board, President and CEO, had a $77,170 indebtedness to the Company outstanding under the GenCorp Key Employee Loan Program (Loan Program) which was approved by the Board to enable employees whose restricted stock had vested to pay taxes on the stock and retain it for as long as they remain in the employ of the Company. Repayment provisions under the Loan Program begin upon termination of

employment. Interest, which is calculated and payable annually, is charged at the Company's marginal borrowing rate which for 2003 was 5.7%. Interest accrued and paid by Mr. T. Hall for FY2003 totaled $4,421. The largest amount of indebtedness under the program during FY2003 for Mr. T. Hall was $77,170. Following the enactment of the Sarbanes-Oxley Act of 2002, the Key Employee Loan Program was terminated effective July 30, 2002, but outstanding loans remain in effect in accordance with their existing terms.

Compensation Committee Interlocks and Insider Participation

The Organization & Compensation Committee is composed entirely of non-employee Directors. Current Compensation Committee members are William K. Hall, Committee Chairman, J. Robert Anderson, Steven G. Rothmeier and Sheila E. Widnall. All non-employee Directors participate in decisions regarding the compensation of the Chairman, President and Chief Executive Officer. Therefore, J. Gary Cooper, James J. Didion, Irving Gutin, James M. Osterhoff and Steven G. Rothmeier also participated in decisions regarding FY2003 compensation for Messrs. Wolfe and T. Hall. None of the Company's executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of the Company's Organization & Compensation Committee. In addition, none of the Company's executive officers serves as a member of the compensation committee of any entity that has one or more of its executive officers serving as a member of the Company's Board of Directors.

Executive Compensation Objectives

The key objectives of the Company's executive compensation programs are to attract, motivate, and retain executives who drive GenCorp's success and leadership. The programs are designed to:

- Provide executives with competitive compensation that maintains a balance between cash and equity-based compensation and provides a significant portion of total compensation at risk, tied both to annual and long-term performance of the Company as well as to the creation of stockholder value.

- Encourage executives to manage from the perspective of owners with an equity stake in the Company.

In order to strengthen the alignment between the interests of shareholders and the interests of executives of the Company, the Organization & Compensation Committee approved share ownership guidelines which apply to the Company's executive officers. Under these guidelines, which have been in effect since FY1998, each executive officer is expected to own shares of GenCorp Common Stock equal in aggregate market value to a designated multiple of such officer's annual salary. The Organization & Compensation Committee reviews these guidelines periodically, and considers adjustments when appropriate.

Components of Executive Compensation

The compensation program for executive officers, including the named executive officers consists of the following components:

Cash. This includes base salary and any bonus award earned for the year's performance. The Company's cash compensation policies provide a base salary that is competitive with industry pay levels and offer bonuses that reward superior performance.

Executives have the opportunity to earn an annual bonus (typically up to 125% of base for the Chairman, President and Chief Executive Officer, 100% for Senior Vice Presidents and business unit Presidents and 50% for Vice Presidents) based upon the Company's meeting performance goals — typically based on growth in Earnings Per Share (EPS) prior to non-cash, restructuring and unusual items, and cash flow management goals — established by the Organization & Compensation Committee. Under certain circumstances business unit Presidents can earn cash bonuses in excess of 100% of base salary provided certain goals are met.

Equity-based Compensation. Executives, including the named executive officers, have historically been eligible for stock option grants and restricted stock grants. Stock option grants typically vest after a three-year period, subject to the recipient's continued employment with the Company. Performance-based restricted stock grants typically vest over a three to five-year period provided that the Company meets pre-established performance goals set by the Organization & Compensation Committee — typically based on EPS growth and cash flow goals. GenCorp's stock option program was designed to promote outstanding performance over an employee's career through compensation that increases with the Company's long-term performance.

Under restricted stock grants made to certain executive officers, including the named executive officers, in FY2000, FY2001 and FY2003, the shares vest upon meeting EPS growth targets and cash flow goals set by the Organization & Compensation Committee. Restricted shares granted for such executives in FY2002 vest only if shares of GenCorp common stock close at or above a certain price level. All of such performance-based restricted shares are forfeited back to the Company if the performance goals are not

20

met. Under the GenCorp 1999 Equity Incentive Plan, the Organization & Compensation Committee has discretion to grant restricted stock to employees that vest solely upon the passage of time, subject to the employee's continued employment with the Company (time-based restricted stock). The Organization & Compensation Committee granted certain executives, including the named executive officers, time-based restricted stock at its meeting in February 2004. The Organization & Compensation Committee has also granted certain named executive officers time-based restricted stock as new hires and/or promotions incentives for FY2001, FY2002 and FY2003.

Determination of Executive Pay Levels and Equity-Based Awards

The Organization & Compensation Committee has developed a Comparator Group of companies, against which it measures GenCorp levels of executive compensation. In addition, the Organization & Compensation Committee considers analyses of current executive compensation trends and practices derived from national executive compensation surveys. These analyses also provide benchmark information on compensation practices such as the prevalence of types of compensation plans and the proportion of the types of pay components as part of the total compensation package. These analyses are supplemented by other publicly available information and input from compensation consultants on other factors such as recent market trends. Additionally, the Organization & Compensation Committee retains independent consultants to advise the Committee on compensation matters. Each year, the Organization & Compensation Committee determines the appropriate usage or equity-based compensation, balancing these factors against the projected needs of the business as well as financial considerations, including the projected impact on stockholder dilution.

Compensation for the Chairman and Chief Executive Officer

Terry L. Hall has served as President and Chief Executive Officer since July 2002, and as Chairman of the Board since December 1, 2003. The Organization & Compensation Committee used the executive compensation practices described above to determine Mr. T. Hall's FY2003 compensation. In setting both the cash-based and equity-based elements of Mr. T. Hall's compensation, the Organization & Compensation Committee made an overall assessment of Mr. T. Hall's leadership in establishing the Company's long-term and short-term strategic, operational and business goals. Mr. T. Hall's total compensation reflects a consideration of both competitive forces and the Company's performance.

The Organization & Compensation Committee surveyed the total direct compensation for chief executive officers of the Comparative Group of companies. Based on this information, the Organization & Compensation Committee determined a median around which the Organization & Compensation Committee built a competitive range for cash-based and equity-based elements of the compensation package. As a result of this review, the Organization & Compensation Committee determined a mix of base salary and bonus opportunity, along with an equity position to align Mr. T. Hall's compensation with the performance of the Company.

For FY2003, Mr. T. Hall received a salary of $526,634 and a performance-based cash incentive bonus of $618,750. At its February 4, 2004 meeting, upon recommendation of the Organization & Compensation Committee, the independent members of the Board of Directors (i) approved an increase in base salary for Mr. T. Hall to $600,000, to be effective April 1, 2004; and (ii) granted Mr. T. Hall 20,000 restricted shares of GenCorp Common Stock to vest over a two-year period, provided he remains employed by the Company.

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Tax Deductibility under Section 162(m)

Section 162(m) of the Internal Revenue Code imposes limits on the deductibility of certain compensation in excess of $1,000,000 paid to the Chief Executive Officer and other named executive officers of public companies. Management and the Organization & Compensation Committee have reviewed the regulations and feel that the current compensation program and policies are appropriate. In those years when performance is exceptional, it is possible for one or more officers to surpass the $1,000,000 threshold under the executive officer compensation program. At this time, the Organization & Compensation Committee believes that accommodating the Internal Revenue Service regulations will not produce material benefits or increases in shareholder value. However, the Organization & Corporation Committee intends to review this issue regularly and may change its position in future years.

Submitted by the Organization & Compensation Committee,
William K. Hall, Chairman
J. Robert Anderson
Steven G. Rothmeier
Dr. Sheila E. Widnall

February 25, 2004

PERFORMANCE GRAPH

The following graph compares the cumulative total shareholder return, assuming reinvestment of dividends, of the Company's Common Stock with the cumulative total return, assuming reinvestment of dividends, of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index) and the Company's Peer Group Index.

**Comparison of Cumulative Total Return
Among GenCorp, S&P 500 Index and the Peer Group Index**



Company Name / Index	Base Period Nov98	Nov99	Nov00	Nov01	Nov02	Nov03
GENCORP[1]	100	79.26	58.80	94.67	60.81	76.27
S&P 500 INDEX	100	120.90	115.80	101.64	84.86	97.66
PEER GROUP[2]	100	89.17	112.06	91.88	88.00	99.72

[1] The returns since November 1999 have been adjusted to account for the spin-off of OMNOVA Solutions Inc. (OMNOVA) in October 1999. In this spin-off, GenCorp shareholders received one share of OMNOVA common stock for each share of GenCorp common stock. The annual return figures for GenCorp include an $8.50 cash equivalent paid in 1999 as a result of the OMNOVA spin-off.

[2] The Peer Group selected by GenCorp is a combination of the S&P 500 Aerospace & Defense and the S&P 500 Auto Components Indexes, weighted by market value.

SOURCE: STANDARD & POOR'S INVESTMENT SERVICES

REPORT OF THE AUDIT COMMITTEE

The Audit Committee assists the Board of Directors in fulfilling its responsibilities for general oversight of (i) the quality and integrity of GenCorp's financial statements, (ii) the independent auditors' qualifications and independence, (iii) the performance of the Company's internal audit function and independent auditors, and (iv) the Company's compliance with legal and regulatory requirements. The Audit Committee manages the Company's relationship with its independent auditors, who report directly to the Audit Committee. The Audit Committee has the authority to obtain advice and assistance from outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties, with funding from GenCorp for such advice and assistance. Management is primarily responsible for establishing and maintaining the Company's system of internal controls and preparing financial statements in accordance with accounting principles generally accepted in the United States.

In fulfilling its responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements in the Annual Report, including a discussion of the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

The Audit Committee reviewed and discussed the Company's financial statements with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, and discussed such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards. In addition, the Audit Committee discussed with the independent auditors matters required to be discussed by SAS 61, as amended, and the auditors' independence from management and the Company, including the written disclosures and letter received from the independent auditors as required by the Independence Standards Board Standard No. 1 and the compatibility of their non-audit services with maintaining their independence.

The Audit Committee also reviewed with management and the independent auditors the preparation of the financial statements and related disclosures contained in the Company's earnings announcements and quarterly reports.

The Audit Committee discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits. The Audit Committee met with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

The Audit Committee held thirteen meetings during FY2003.

In reliance on the reviews and discussions referred to in the foregoing paragraphs, the Audit Committee recommended to the Board of Directors (and the Board approved) that the audited financial statements be included in the Annual Report on Form 10-K for the year ended November 30, 2003 for filing with the Securities and Exchange Commission. The Audit Committee appointed Ernst & Young LLP as the Company's independent auditors for the fiscal year ending November 30, 2004, subject to shareholder ratification.

The Audit Committee operates under a written charter which was most recently modified and approved by the Company's Board of Directors in February 2004. The full text of the Audit Committee Charter is attached to this Proxy Statement as Appendix A.

Submitted by the Audit Committee,

James M. Osterhoff, Chairman
William K. Hall
Steven G. Rothmeier

February 25, 2004

APPOINTMENT OF INDEPENDENT AUDITORS

The Audit Committee has appointed Ernst & Young LLP (E&Y) to serve as our independent auditors for FY2004, subject to the ratification by our shareholders.

Representatives of E&Y will be present at the Annual Meeting to answer questions. They also will have the opportunity to make a statement if they desire to do so.

The Board of Directors unanimously recommends a vote FOR the ratification of E&Y as our independent auditors for FY2004.

The persons named in the accompanying form of proxy intend to vote such proxies to ratify the appointment of E&Y unless a contrary choice is indicated. For this proposal, broker non-votes and abstentions will not be counted as votes cast.

Principal Accountant Fees and Services

The following table presents fees for professional audit services rendered by E&Y for the audit of the Company's annual financial statements for the years ended November 30, 2003 and November 30, 2002, and fees billed for other services rendered by E&Y during such periods. Certain amounts for FY2002 have been reclassified to conform to the FY2003 presentation.

	2003	2002
	In Thousands	
Audit fees[1]	$4,009	$3,142
Audited-related fees[2]	304	288
Tax fees[3]	262	154
All other fees[4]	4	—
Total	$4,579	$3,584

[1] Audit fees consisted of audit work performed in the preparation of financial statements, as well as work generally only the independent auditor can reasonably be expected to provide, such as statutory audits.

[2] Audit-related fees consisted principally of audits of employee benefit plans and special procedures related to regulatory filings in FY2003 and FY2002.

[3] Tax fees consisted principally of tax compliance work.

[4] All other fees consisted principally of consultation regarding labor issues in Europe.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

Consistent with SEC policies regarding auditor independence, the Audit Committee has responsibility for appointing, setting compensation and overseeing the work of the independent auditors. In recognition of this responsibility, the Audit Committee has established a policy to pre-approve all audit and permissible non-audit services provided by the independent auditors.

Prior to engagement of the independent auditors for the next year's audit, management will submit an aggregate of services expected to be rendered during the year for each of four categories of services to the Audit Committee for approval.

1. *Audit* services include audit work performed in the preparation of financial statements, as well as work that generally only the independent auditors can reasonably be expected to provide, including comfort letters, statutory audits and attest services and consultation regarding financial accounting and/or reporting standards.

2. *Audit-Related* services are for assurance and related services that are traditionally performed by the independent auditors, including due diligence related to mergers and acquisitions, employee benefit plan audits and special procedures required to meet certain regulatory requirements.

25

3. *Tax* services include all services performed by the independent auditors' tax personnel except those services specifically related to the audit of the financial statements, and includes fees in the areas of tax compliance, tax planning and tax advice.

4. *Other Fees* are those associated with services not captured in the other categories.

Prior to engagement, the Audit Committee pre-approves these services by category of service. The fees are budgeted and the Audit Committee requires the independent auditors and management to report actual fees versus the budget periodically throughout the year by category of service. During the year, circumstances may arise when it may become necessary to engage the independent auditors for additional services not contemplated in the original pre-approval. In those instances, the Audit Committee requires specific pre-approval before engaging the independent auditors.

The Audit Committee may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated must report, for informational purposes only, any pre-approval decisions to the Audit Committee at its next scheduled meeting.

None of the services described above was approved by the Audit Committee under the *de minimus* exception provided by Rule 2-01(c)(7)(i)(C) under Regulation S-X.

OTHER BUSINESS

The Company did not receive notice by January 22, 2004 of any shareholder proposal meeting the requirements of SEC Rule 14a-8, and consequently, does not know of any shareholder proposal scheduled to be presented at the meeting. Therefore, if any other matters do properly come before the meeting, it is the intention of the persons named in the accompanying form of proxy pursuant to discretionary authority conferred thereby, to vote the proxy in accordance with their best judgment on such matters.

GENERAL INFORMATION

Submission of Shareholder Proposals

Shareholders who intend to have their proposals considered for inclusion in the Company's proxy materials related to the 2005 annual shareholders meeting must submit their proposals to the Company no later than November 3, 2004. Shareholders who intend to present a proposal at the 2005 annual meeting without inclusion of that proposal in the Company's proxy materials are required to provide notice of their proposal to the Company no later than January 17, 2005. The Company's proxy for the 2005 annual meeting will grant authority to the persons named in the proxy card to exercise their voting discretion with respect to any proposal of which the Company does not receive notice by January 4, 2005. All proposals for inclusion in the Company's proxy materials and notices of proposals should be sent to Chairman of the Corporate Governance and Environmental / Government Issues Committee, c/o Secretary, GenCorp Inc., P.O. Box 537012, Sacramento, CA 95853-7012.

Solicitation Expense

The Company will bear the cost of solicitation of proxies. In addition to the use of the mails, the Company may solicit proxies by personal interview and telephone. The Company will reimburse brokers and other persons holding shares for others for their reasonable expenses in sending soliciting material to their principals. The Company has also made arrangements with Georgeson Shareholder Communications Inc., New York, NY, to assist in the solicitation of proxies for a fee of $8,500 plus reimbursement of normal expenses.

It is important that proxies be voted promptly. Therefore, shareholders who do not expect to attend in person are urged to vote either (a) by using the toll-free telephone number shown on your proxy card, (b) by casting your vote electronically at the web site listed on your proxy card, or (c) by signing, dating and returning the accompanying proxy card in the enclosed envelope, which requires no postage if mailed in the United States.

By Order of the Board of Directors,

GREGORY KELLAM SCOTT, *Secretary*

March 2, 2004

27

AUDIT COMMITTEE CHARTER

The purposes of the Audit Committee of GenCorp Inc. are (a) to assist the Board of Directors in overseeing (i) the quality and integrity of the Company's financial statements, (ii) the qualifications and independence of the Company's independent auditors, (iii) the performance of the Company's internal audit function and independent auditors, and (iv) the Company's compliance with legal and regulatory requirements; and (b) to prepare the report of the Committee to be included in the Company's annual proxy statement.

The Committee shall consist of three or more non-employee Directors, appointed annually by the Board, who are independent of management, are free from any relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment as a Committee member, and that otherwise satisfy the independence requirements of the NYSE relating to directors and Audit Committee members, as well as applicable laws and regulations of the U.S. Government. Each member of the Committee must be financially literate or must become financially literate within a reasonable period of time after appointment to the Committee. At least one member of the Committee shall qualify as an ''audit committee financial expert,'' as defined by the SEC. Qualifications of Committee members shall be determined by the Board in its business judgment.

No Director may serve as a member of the Committee if such Director serves on the audit committee of more than two other public companies, unless the Board determines that such simultaneous service would not impair the ability of such Director to effectively serve on the Committee.

The Committee shall have and may exercise the powers of the Board of Directors in managing the business and affairs of the Company in accordance with the following delegated duties and functions, to:

a. Have the sole and direct responsibility and authority for the appointment and termination (subject, if applicable, to shareholder ratification), compensation, evaluation and oversight of the work of the independent auditors (the ''Auditors''), including resolving disagreements between management and the Auditors regarding financial reporting. The Auditors shall report directly to the Committee. The Committee shall have the responsibility and authority to approve in advance all audit and permitted non-audit services to be provided by the Auditors, and may delegate to one or more designated members of the Committee the authority to grant pre-approvals of audit and permitted non-audit services, which pre-approvals shall be presented to the full Committee at its next scheduled meeting;

b. Discuss with the Auditors the overall scope, plans, and staffing for their audit;

c. On an annual basis obtain and review a report by the Auditors describing: (i) all relationships between the Auditors and the Company to assess the Auditors' objectivity and independence, as required by Independence Standards Board Standard No. 1; (ii) the Auditors' internal quality-control procedures; and (iii) any material issues raised by the most recent quality-control review, or peer review, of the Auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years. Based on such Auditors' report and the Auditors' work throughout the year, the Committee shall evaluate the Auditors' independence, qualifications and performance, including a review and evaluation of the lead partner on the Auditors' engagement with the Company and take appropriate action to assure continuing independence, qualifications and performance of the Auditors;

d. Review with management and the Auditors the preparation of the financial statements and related disclosures contained in the Company's annual and quarterly reports, including: (i) the results of the Auditors' timely analysis of significant financial reporting issues and practices, including, changes in, or adoptions of, accounting principles and disclosure practices; (ii) their judgments about the Company's selection or application of accounting principles and the clarity of the financial disclosure practices used or proposed to be used; (iii) the degree of aggressiveness or conservatism of the Company's accounting and underlying estimates and judgments; (iv) regular reports from the Auditors on the critical accounting policies and practices of the Company and the effects of alternative GAAP methods on the financial statements; (v) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements; and (vi) any related disagreements or other matters brought to the Committee's attention;

e. Discuss, at least annually, with the Auditors (i) the matters required to be discussed by Statement on Auditing Standards 61 relating to the conduct of the audit; (ii) the audit process, any problems or difficulties encountered in the course of the performance of the audit, including any restrictions on the scope of the Auditors' activities or on the Auditors' access to information, or significant disagreements with management; (iii) the Company's internal controls; and (iv) material written communications between the Auditors and the Company;

f. Review and evaluate the Company's system of internal controls, and recommend to management changes or improvements therein;

g. Review and evaluate the Company's internal audit function, including its independence, staffing and performance, and recommend to management changes or improvements therein;

h. Review and evaluate the appropriateness of the internal audit plans for the forthcoming year, including risk assessments, scope of coverage, planning and staffing;

i. Review and evaluate significant audit findings, including significant suggestions for improvements in systems and internal controls from the internal auditor and the Auditors;

j. Periodically review and discuss with management the Company's guidelines and policies with respect to the process by which the Company undertakes risk assessment and risk management, including discussion of the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures;

k. Review and discuss management's statement of its responsibility for and its assessment of the effectiveness of internal controls as of the end of the most recent fiscal year and the Auditors' report on management's assessment;

l. Review and discuss with management the Company's practices regarding earnings press releases and the provision of financial information and earnings guidance by management to analysts and ratings agencies;

m. Review and discuss with the CEO and CFO the procedures undertaken in connection with the CEO and CFO certifications for annual and quarterly reports, including their evaluation of the Company's disclosure controls and procedures and its internal controls;

n. Review with management and the Auditors legal and regulatory matters that may have a material effect on the Company's financial statements or related compliance policies; any correspondence with regulators or governmental agencies that raise material issues regarding the Company's financial statements or accounting policies; and any material reports or inquiries received by the Company or any of its subsidiaries from regulators or governmental agencies;

o. Establish and maintain procedures for: (i) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

p. Receive corporate attorney's reports of evidence of any material violation of securities laws or any breach of fiduciary duty;

q. Engage such outside legal, accounting, and other advisors as it shall deem necessary or appropriate, with the expenses of such advisors, as well as ordinary administrative expenses of the Committee that are necessary or appropriate to carrying out its duties, to be paid by the Company; and

r. Establish policies for the Company's hiring of employees or former employees of the Auditors.

In addition to exercising the power of the Board with respect to the foregoing, the Committee shall:

a. Recommend to the Board whether the annual audited financial statements should be included in the Company's Annual Report on Form 10-K;

b. Meet separately, at least once every fiscal quarter, with the Auditors and the internal auditor without members of management present;

c. Routinely communicate the results of all reviews and meetings with the entire Board of Directors;

d. Undertake and review with the Board an annual performance evaluation of the Committee; and

e. Review this charter annually and recommend any proposed changes to the Board of Directors.

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the Auditors.



GENCORP

YOUR VOTE IS IMPORTANT
VOTE BY INTERNET / TELEPHONE
24 HOURS A DAY, 7 DAYS A WEEK

INTERNET		TELEPHONE		MAIL
https://www.proxyvotenow.com/gen		**1-888-216-1318**		
• Go to the website address listed above. • **Have your proxy card ready.** • Follow the simple instructions that appear on your computer screen.	*OR*	• Use any touch-tone telephone. • **Have your proxy card ready.** • Follow the simple recorded instructions.	*OR*	• Mark, sign and date your proxy card. • Detach your proxy card. • Return your proxy card in the postage-paid envelope provided.

Your telephone or internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned the proxy card. **If you have submitted your proxy by telephone or the internet there is no need for you to mail back your proxy.**

1-888-216-1318
CALL TOLL-FREE TO VOTE

DETACH PROXY CARD HERE IF YOU ARE NOT VOTING BY TELEPHONE OR INTERNET

PLEASE RETURN THIS CARD PROMPTLY USING THE ACCOMPANYING ENVELOPE

☒ **Votes must be indicated (x) in Black or Blue ink.**

PROXY SOLICITED BY THE BOARD OF DIRECTORS OF GENCORP INC.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR ITEMS 1 AND 2 PROPOSED BY THE COMPANY:

1. Election of Directors

FOR ALL ☐ WITHHOLD FOR ALL ☐ *EXCEPTIONS ☐

Nominees: 01 - J. Robert Anderson, 02 - Terry L. Hall, 03 - Robert A. Wolfe

(INSTRUCTIONS: TO WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE, MARK THE "EXCEPTIONS" BOX AND WRITE THAT NOMINEE'S NAME IN THE SPACE PROVIDED BELOW.)

*Exceptions______________________________________

	FOR	AGAINST	ABSTAIN
2. To ratify the Audit Committee's selection of Ernst & Young LLP as the independent auditors of the Company.	☐	☐	☐

3. Upon matters incident to the conduct of the meeting and such other business as may properly come before the meeting or any adjournments thereof.

To change your address, please mark this box. ☐
I plan to attend meeting. ☐

SCAN LINE

NOTE: Please sign as your name appears herein. If shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give your full title as such. If a corporation, please sign in full corporate name by authorized officer. If a partnership please sign in full partnership name by authorized person.

Date	Share Owner sign here



March 2, 2004

Dear Shareholder:

   The Annual Meeting of Shareholders of GenCorp Inc. will be held at the Sheraton Grand Sacramento, 1230 J Street, Sacramento, California 95814 on March 31, 2004 at 9:00 a.m. local time. At the meeting, shareholders will elect three directors, act on a proposal to ratify the appointment of the independent auditors of the Company for the fiscal year ending November 30, 2004, and transact such other business as may properly come before the meeting.

   It is important that your shares be represented at the meeting. Whether or not you plan on attending the meeting, please review the enclosed proxy materials and vote by telephone, the internet or by completing the proxy form attached below and mailing the proxy form in the envelope provided.

Terry L. Hall
Chairman of the Board,
President and
Chief Executive Officer


PLEASE VOTE BY TELEPHONE OR INTERNET AS EXPLAINED
ON THE REVERSE SIDE
OR
DETACH AND MARK THE PROXY, SIGN IT ON THE REVERSE SIDE AND RETURN
IT IN THE POSTAGE PAID ENVELOPE ENCLOSED IN THIS PACKAGE.

DETACH PROXY FORM HERE IF YOU ARE NOT VOTING BY TELEPHONE OR INTERNET



GENCORP INC.
P.O. BOX 537012 • SACRAMENTO, CA 95853

PROXY FOR HOLDERS OF COMMON STOCK
SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


   The undersigned hereby appoints Yasmin R. Seyal, Gregory Kellam Scott and Mark A. Whitney, and each of them, his or her proxy, with power of substitution, to vote all shares of Common Stock of GenCorp Inc. which the undersigned is entitled to vote at the Annual Meeting of Shareholders to be held at the Sheraton Grand Sacramento, 1230 J Street, Sacramento, California 95814 on March 31, 2004, and at any adjournments thereof, and appoints the proxyholders to vote as directed below and in accordance with their sole judgment on matters incident to the conduct of the meeting and any matters of other business referred to in Item 3.

   THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER. **IF NO CONTRARY DIRECTION IS GIVEN WHEN THE DULY EXECUTED PROXY IS RETURNED, SUCH SHARES WILL BE VOTED FOR ALL NOMINEES IN ITEM 1, FOR ITEM 2 AND IN ACCORDANCE WITH THE PROXYHOLDERS' SOLE JUDGMENT ON MATTERS INCIDENT TO THE CONDUCT OF THE MEETING AND ANY MATTERS OF OTHER BUSINESS REFERRED TO IN ITEM 3.** THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR ITEMS 1 AND 2.


GENCORP INC.
P.O. BOX 11112
NEW YORK, NY 10203-0112

(Continued And To Be Signed On Other Side.)
PLEASE EXECUTE AND RETURN YOUR PROXY PROMPTLY




YOUR VOTE IS IMPORTANT
VOTE BY INTERNET / TELEPHONE
24 HOURS A DAY, 7 DAYS A WEEK

INTERNET	**TELEPHONE**	**MAIL**
https://www.proxyvotenow.com/gen	**1-888-216-1318**	

- Go to the website address listed above.
- **Have your proxy card ready.**
- Follow the simple instructions that appear on your computer screen.

OR

- Use any touch-tone telephone.
- **Have your proxy card ready.**
- Follow the simple recorded instructions.

OR

- Mark, sign and date your proxy card.
- Detach your proxy card.
- Return your proxy card in the postage-paid envelope provided.

Your telephone or internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned the proxy card. **If you have submitted your proxy by telephone or the internet there is no need for you to mail back your proxy.**

1-888-216-1318
CALL TOLL-FREE TO VOTE

DETACH PROXY CARD HERE IF YOU ARE NOT VOTING BY TELEPHONE OR INTERNET

PLEASE RETURN THIS CARD
PROMPTLY USING THE
ACCOMPANYING ENVELOPE


Votes must be indicated
(x) in Black or Blue ink.

PROXY SOLICITED BY THE BOARD OF DIRECTORS OF GENCORP INC.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR ITEMS 1 AND 2 PROPOSED BY THE COMPANY:

1. Election of Directors

FOR ALL ☐   WITHHOLD FOR ALL ☐   *EXCEPTIONS ☐

Nominees: 01 - J. Robert Anderson, 02 - Terry L. Hall, 03 - Robert A. Wolfe

(INSTRUCTIONS: TO WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE, MARK THE "EXCEPTIONS" BOX AND WRITE THAT NOMINEE'S NAME IN THE SPACE PROVIDED BELOW.)

*Exceptions_____

	FOR	AGAINST	ABSTAIN
2. To ratify the Audit Committee's selection of Ernst & Young LLP as the independent auditors of the Company.	☐	☐	☐

3. Upon matters incident to the conduct of the meeting and such other business as may properly come before the meeting or any adjournments thereof.

To change your address, please mark this box. ☐
I plan to attend meeting. ☐

S C A N   L I N E



Please sign exactly as name appears at left. Your shares may not be voted by the Trustee unless you sign and return this card so that it will reach the Trustee not later than March 29, 2004.

Date   Share Owner sign here

 **GenCorp**

March 2, 2004

Dear Shareholder:

The Annual Meeting of Shareholders of GenCorp Inc. will be held at the Sheraton Grand Sacramento, 1230 J Street, Sacramento, California 95814 on March 31, 2004 at 9:00 a.m. local time. At the meeting, shareholders will elect three directors, act on a proposal to ratify the appointment of the independent auditors of the Company for the fiscal year ending November 30, 2004, and transact such other business as may properly come before the meeting.

It is important that your shares be represented at the meeting. Whether or not you plan on attending the meeting, please review the enclosed proxy materials and vote by telephone, the internet or by completing the proxy form attached below and mailing the proxy form in the envelope provided.

Terry L. Hall
Chairman of the Board,
President and
Chief Executive Officer


PLEASE VOTE BY TELEPHONE OR INTERNET AS EXPLAINED
ON THE REVERSE SIDE
OR
DETACH AND MARK THE PROXY, SIGN IT ON THE REVERSE SIDE AND RETURN
IT IN THE POSTAGE PAID ENVELOPE ENCLOSED IN THIS PACKAGE.

DETACH PROXY FORM HERE IF YOU ARE NOT VOTING BY TELEPHONE OR INTERNET



CONFIDENTIAL VOTING INSTRUCTIONS

**To: Fidelity Management Trust Company, Trustee For The Aerojet Fine Chemicals LLC
Retirement Savings Plan**


I hereby authorize the Trustee to vote (or cause to be voted) all shares of Common Stock of GenCorp Inc. which may be allocated to my account in the GenCorp Stock Fund of the Aerojet Fine Chemicals LLC Retirement Savings Plan at the Annual Meeting of Shareholders to be held at the Sheraton Grand Sacramento, 1230 J Street, Sacramento, California 95814 on March 31, 2004, and at any adjournments thereof, and direct the Trustee to vote as instructed below and in accordance with its judgment on matters incident to the conduct of the meeting and any matters of other business referred to in Item 3.


(THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY)


THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED BY THE PLAN PARTICIPANT. **IF NO CONTRARY DIRECTION IS GIVEN WHEN THE DULY EXECUTED PROXY IS RETURNED, SUCH SHARES WILL BE VOTED FOR ALL NOMINEES IN ITEM 1, FOR ITEM 2 AND IN ACCORDANCE WITH THE TRUSTEE'S SOLE JUDGMENT ON MATTERS INCIDENT TO THE CONDUCT OF THE MEETING AND ANY MATTERS OF OTHER BUSINESS REFERRED TO IN ITEM 3.** THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR ITEMS 1 AND 2.


GENCORP INC.
P.O. BOX 11112
NEW YORK, NY 10203-0112

**(Continued And To Be Signed On Other Side.)
PLEASE EXECUTE AND RETURN YOUR PROXY PROMPTLY**




☐ ∨ **DETACH PROXY CARD HERE** ∨

PLEASE RETURN THIS CARD PROMPTLY USING THE ACCOMPANYING ENVELOPE

☒ **Votes must be indicated (x) in Black or Blue ink.**

PROXY SOLICITED BY THE BOARD OF DIRECTORS OF GENCORP INC.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR ITEMS 1 AND 2 PROPOSED BY THE COMPANY:

1. Election of Directors

FOR ALL ☐ WITHHOLD FOR ALL ☐ *EXCEPTIONS ☐

Nominees: 01 - J. Robert Anderson, 02 - Terry L. Hall, 03 - Robert A. Wolfe

(INSTRUCTIONS: TO WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE, MARK THE "EXCEPTIONS" BOX AND WRITE THAT NOMINEE'S NAME IN THE SPACE PROVIDED BELOW.)

*Exceptions_______________________________________

	FOR	AGAINST	ABSTAIN
2. To ratify the Audit Committee's selection of Ernst & Young LLP as the independent auditors of the Company.	☐	☐	☐

3. Upon matters incident to the conduct of the meeting and such other business as may properly come before the meeting or any adjournments thereof.

To change your address, please mark this box. ☐
I plan to attend meeting. ☐

SCAN LINE

Please sign exactly as name appears at left. Your shares may not be voted by the Trustee unless you sign and return this card so that it will reach the Trustee not later than March 29, 2004.

Date	Share Owner sign here



March 2, 2004

Dear Shareholder:

The Annual Meeting of Shareholders of GenCorp Inc. will be held at the Sheraton Grand Sacramento, 1230 J Street, Sacramento, California 95814 on March 31, 2004 at 9:00 a.m. local time. At the meeting, shareholders will elect three directors, act on a proposal to ratify the appointment of the independent auditors of the Company for the fiscal year ending November 30, 2004, and transact such other business as may properly come before the meeting.

It is important that your shares be represented at the meeting. Whether or not you plan on attending the meeting, please review the enclosed proxy materials and vote by completing the proxy form attached below and mailing the proxy form in the envelope provided.

Terry L. Hall
Chairman of the Board,
President and
Chief Executive Officer

CONFIDENTIAL VOTING INSTRUCTIONS

To: Canadian Western Bank and Trust, Trustee For The GenCorp Canada Inc. Savings Plan

I hereby authorize the Trustee to vote (or cause to be voted) all shares of Common Stock of GenCorp Inc. which may be allocated to my account in the GenCorp Stock Fund of the GenCorp Canada Inc. Savings Plan at the Annual Meeting of Shareholders to be held at the Sheraton Grand Sacramento, 1230 J Street, Sacramento, California 95814 on March 31, 2004, and at any adjournments thereof, and direct the Trustee to vote as instructed below and in accordance with its judgment on matters incident to the conduct of the meeting and any matters of other business referred to in Item 3.

(THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF GENCORP INC.)

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED BY THE PLAN PARTICIPANT. **IF NO CONTRARY DIRECTION IS GIVEN WHEN THE DULY EXECUTED PROXY IS RETURNED, SUCH SHARES WILL BE VOTED FOR ALL NOMINEES IN ITEM 1, FOR ITEM 2 AND IN ACCORDANCE WITH THE TRUSTEE'S SOLE JUDGMENT ON MATTERS INCIDENT TO THE CONDUCT OF THE MEETING AND ANY MATTERS OF OTHER BUSINESS REFERRED TO IN ITEM 3.** THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR ITEMS 1 AND 2.

GENCORP INC.
P.O. BOX 11109
NEW YORK, NY 10203-0109

(Continued And To Be Signed On Other Side.)
PLEASE EXECUTE AND RETURN YOUR PROXY PROMPTLY



GENCORP

YOUR VOTE IS IMPORTANT
VOTE BY INTERNET / TELEPHONE
24 HOURS A DAY, 7 DAYS A WEEK

INTERNET

https://www.proxyvotenow.com/gen

- Go to the website address listed above.
- **Have your proxy card ready.**
- Follow the simple instructions that appear on your computer screen.

OR

TELEPHONE

1-888-216-1318

- Use any touch-tone telephone.
- **Have your proxy card ready.**
- Follow the simple recorded instructions.

OR

MAIL

- Mark, sign and date your proxy card.
- Detach your proxy card.
- Return your proxy card in the postage-paid envelope provided.

Your telephone or internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned the proxy card. **If you have submitted your proxy by telephone or the internet there is no need for you to mail back your proxy.**

1-888-216-1318
CALL TOLL-FREE TO VOTE

DETACH PROXY CARD HERE IF YOU ARE NOT VOTING BY TELEPHONE OR INTERNET

PLEASE RETURN THIS CARD PROMPTLY USING THE ACCOMPANYING ENVELOPE

☒
Votes must be indicated (x) in Black or Blue ink.

PROXY SOLICITED BY THE BOARD OF DIRECTORS OF GENCORP INC.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR ITEMS 1 AND 2 PROPOSED BY THE COMPANY:

1. Election of Directors

FOR ALL ☐ WITHHOLD FOR ALL ☐ *EXCEPTIONS ☐

Nominees: 01 - J. Robert Anderson, 02 - Terry L. Hall, 03 - Robert A. Wolfe

(INSTRUCTIONS: TO WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE, MARK THE “EXCEPTIONS” BOX AND WRITE THAT NOMINEE’S NAME IN THE SPACE PROVIDED BELOW.)

*Exceptions_______________________________________

	FOR	AGAINST	ABSTAIN
2. To ratify the Audit Committee’s selection of Ernst & Young LLP as the independent auditors of the Company.	☐	☐	☐

3. Upon matters incident to the conduct of the meeting and such other business as may properly come before the meeting or any adjournments thereof.

To change your address, please mark this box. ☐
I plan to attend meeting. ☐

S C A N L I N E

Please sign exactly as name appears at left. Your shares may not be voted by the Trustee unless you sign and return this card so that it will reach the Trustee not later than March 29, 2004.

Date	Share Owner sign here



March 2, 2004

Dear Shareholder:

The Annual Meeting of Shareholders of GenCorp Inc. will be held at the Sheraton Grand Sacramento, 1230 J Street, Sacramento, California 95814 on March 31, 2004 at 9:00 a.m. local time. At the meeting, shareholders will elect three directors, act on a proposal to ratify the appointment of the independent auditors of the Company for the fiscal year ending November 30, 2004, and transact such other business as may properly come before the meeting.

It is important that your shares be represented at the meeting. Whether or not you plan on attending the meeting, please review the enclosed proxy materials and vote by telephone, the internet or by completing the proxy form attached below and mailing the proxy form in the envelope provided.

Terry L. Hall
Chairman of the Board,
President and
Chief Executive Officer

PLEASE VOTE BY TELEPHONE OR INTERNET AS EXPLAINED
ON THE REVERSE SIDE
OR
DETACH AND MARK THE PROXY, SIGN IT ON THE REVERSE SIDE AND RETURN
IT IN THE POSTAGE PAID ENVELOPE ENCLOSED IN THIS PACKAGE.

DETACH PROXY FORM HERE IF YOU ARE NOT VOTING BY TELEPHONE OR INTERNET

CONFIDENTIAL VOTING INSTRUCTIONS

To: Fidelity Management Trust Company, Trustee For The GenCorp Retirement Savings Plan

I hereby authorize the Trustee to vote (or cause to be voted) all shares of Common Stock of GenCorp Inc. which may be allocated to my account in the GenCorp Stock Fund of the GenCorp Retirement Savings Plan at the Annual Meeting of Shareholders to be held at the Sheraton Grand Sacramento, 1230 J Street, Sacramento, California 95814 on March 31, 2004, and at any adjournments thereof, and direct the Trustee to vote as instructed below and in accordance with its judgment on matters incident to the conduct of the meeting and any matters of other business referred to in Item 3.

(THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY)

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED BY THE PLAN PARTICIPANT. **IF NO CONTRARY DIRECTION IS GIVEN WHEN THE DULY EXECUTED PROXY IS RETURNED, SUCH SHARES WILL BE VOTED FOR ALL NOMINEES IN ITEM 1, FOR ITEM 2 AND IN ACCORDANCE WITH THE TRUSTEE'S SOLE JUDGMENT ON MATTERS INCIDENT TO THE CONDUCT OF THE MEETING AND ANY MATTERS OF OTHER BUSINESS REFERRED TO IN ITEM 3.** THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR ITEMS 1 AND 2.

GENCORP INC.
P.O. BOX 11106
NEW YORK, NY 10203-0106

(Continued And To Be Signed On Other Side.)
PLEASE EXECUTE AND RETURN YOUR PROXY PROMPTLY